Exhibit 99.1

           CAPSULE ENDOSCOPY HIGHLIGHTS AT DIGESTIVE DISEASE WEEK 2006
                                 CONFERENCE CALL

                              FRIDAY, MAY 26, 2006
                                  10:30 A.M. ET

OPERATOR: Good day, and welcome, ladies and gentlemen, to this Given Imaging conference call. At this time I would like to inform you that today's call is being recorded and that all participants are in a listen-only mode. Before we begin I would like to read the following regarding forward-looking statements. During the course of this conference call participants may make projections or other forward-looking statements including the results of clinical trials and future use of PillCam capsule. We wish to caution you that the statements reflect expectations and that actual events or outcomes may differ materially. You are kindly referred to the risk factors and cautionary language contained in the documents that the Company files with the Securities & Exchange Commission including the Company's annual report on Form 20-F filed April 7, 2006. The Company undertakes no obligations to update any projections or forward-looking statements in the future. At the request of the Company we will open the conference for questions and answers after the presentation. I will now turn the conference over to Mr. Mark Gilreath, Senior Vice President of Global Marketing. Please go ahead, sir.

MARK GILREATH: Thank you. Good morning. Yesterday marked the completion of Digestive Disease Week 2006 in Los Angeles. Over the next half-hour we will review some of the highlights from the meeting and the conversation will remain focused on clinical topics. Following the call our physician guests will be please to take your questions. I am pleased to join you today with two very special guests: Dr. Asher Kornbluth, Associate Clinical Professor of Medicine at the Mount Sinai Medical Center, New York; and Dr. Douglas Faigel, Associate Professor of Medicine at Oregon Health and Sciences University in Portland, Oregon.

     Over 15,000 people attended this year's DDW with the participants composed, about 50/50 U.S. and international. There were 86 posters and abstracts presented on capsule endoscopy and today our guests will review the highlights of the meeting including Crohn's disease, our newly
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     approved AGILE Patency Capsule, esophageal varices, iron deficiency anemia, and the role of capsule endoscopy on clinical outcomes. Well, let's get started. Dr. Kornbluth, if you could kick us off, please.

DR. KORNBLUTH: Good morning, everyone. This year's capsule presentation is basically corroborated and in fact indirectly or directly confirms the safety of capsule in Crohn's disease. The big barrier to its more widespread acceptance in Crohn's disease was a concern about the stricture. Given has a new AGILE Patency Capsule and what it revealed was that in people with suspected strictures for whom previously we would not give a capsule, the Patency Capsule would dissolve in patients and reveal that these patients were safe for capsule endoscopy. All patients who have the AGILE Capsule pass uneventfully were able to undergo the standard capsule endoscopy, and I think this broadens the marketplace a great deal for patients with Crohn's disease.

     There is data now that the combination of a capsule with the CT shows by far the best imaging of the small bowel that can directly impact on therapy. We're going to have a couple of new therapies most likely within the next 12 to 18 months with Crohn's disease and knowing the full extent of the inflammatory lesions of Crohn's might directly impact on the use of these more potent therapies that we wouldn't use lightly. The capsule images will expand the extent and severity of our assessment of Crohn's disease because it does allow us to see the mucosa throughout the small bowel where we were formerly limited to looking at the ileum with a colonoscopy or having a much grosser look, so to speak, with the traditional X-ray small bowel series where a great deal of lesions were missed and underestimated. I think the most important of findings was the sort of -- the finding that the capsule was safe after the AGILE and a number of papers presented in abstract form that corroborated our thought that this is a very sensitive tool. It can clarify the diagnosis of indeterminate colitis into Crohn's disease depending on the patient population with high accuracy. It demonstrated utility in evaluating patients after medical therapy to assess the mucosal healing. Mucosal healing has become a new standard or even buzz word for new therapies in Crohn's disease. We've formerly been limited to assess mucosal

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     healing with a colonoscopy and examination of the ileum which as we know can underestimate mucosal inflammation by a great deal.

     So having the combination of ileocolonoscopy for the bottom part and the mucosal imaging with the capsule from above gives us the best idea about the value of the newer therapies and I think that's going to be an important potential use of the capsule, as well as using it to assess the mucosal healing. Also in clinical trials and perhaps in assessing patients with clinical outcomes that are somewhat equivocal with our standard therapy. I think with proper pre-evaluation of patients with capsule in terms of assessing patients with high likelihood of Crohn's disease but with negative prior exams, the capsule is turning out to have a very high probability value and positive predictive value. And on the other hand, the flip side of that is a negative capsule study in patients with other negative studies effectively rules out the Crohn's disease and really prevents us from starting the patients on what can be potentially harmful medications and mislabeling patients with Crohn's disease.

MARK GILREATH: Thank you, Dr. Kornbluth, that's an excellent summary. Let's transition now to the application of PillCam ESO with varices with Dr. Faigel.

DR. FAIGEL: Thanks Mark. Well, varices of the esophagus form in patients who have advanced liver disease. They're a common cause of hospitalization when they break and bleed. Mortality of a single episode of variceal hemorrhages are in the 20 to 30% range. That means 20 to 30% of the patients die if they start bleeding. We have therapies now that we can give to patients if we know they have large varices that do a pretty effective job of reducing that risk of bleeding and thus reducing that risk of death. But that requires currently that the patient undergo a standard sedated endoscopy to look for the varices to see if they're there so that they can get these treatments. There are some significant barriers to patients doing this, especially patients with liver disease who often have a history of alcoholism or drug abuse and they're reluctant to go into endoscopy and they're very difficult to sedate for endoscopy.

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     As a result probably no more than 30% of the at-risk population with cirrhosis get that endoscopy and have an opportunity to get the benefits of therapy. So PillCam ESO allows a relatively quick and minimally invasive way of imaging the esophagus in esophageal varices and there have been two published reports on this already in small studies showing very high sensitivities for detecting varices well over 90%. We're actually part of a multi-center trial now looking at a broader range, broader spectrum of patients.

     There wasn't a lot from DDW on varices this time. There was a study from France -- showing high sensitivity of varices. There was also another study from New Jersey, again showing complete concordance between endoscopy and the ESO, both of them agreeing when varices were present. So I do think that this is going to turn out to be another important tool for taking care of cirrhotics.

MARK GILREATH: Thank you, Dr. Faigel, I think that cost effectiveness position seems quite favorable to PillCam ESO. Can you give a few comments now on the bleeding application particularly within IDA patients?

DR. FAIGEL: Yes. So of course when the capsule came out in 2001, the primary use, actually probably most of the reasons patients get it nowadays is for bleeding. If bleeding is sort of slow, what happens is that the patient loses all their iron stores, and they can't make new red blood cells any more and they become iron deficient. That's actually the most common cause of anemia in the United States is iron deficiency. Patients who have iron deficiency who are males or are postmenopausal females usually are iron deficient because they're bleeding from their GI tract somewhere and it's long been our recommendation that they go upper and lower -- undergo upper and lower endoscopy. Less defined has been the role of capsule endoscopy.

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     There was a very nice study from Italy in 189 patients who present with iron deficiency anemia and then they had a very specific algorithm for how they were going to assess them. They did an upper endoscopy, they did a colonoscopy, they did a capsule, they did small bowel follow-through, and they also did a CT scan called an entero CT. What they found was that about 75% of the patients will have a diagnoses just from the upper and lower endoscopy. That meant 25% will be undiagnosed. Capsule endoscopy was done, and this improved that diagnosis rate up to 96% and was better than the radiological methods for finding lesions with the exception of tumors where CT was equivalent to capsule finding tumors. So I think that the algorithm then really ought to be upper endoscopy, lower endoscopy, and then capsule and then thinking about this entero CT, particularly if you're concerned at all that there might be a tumor.

MARK GILREATH: That's very helpful. Can you take some of that -- take more of the global approach now and consider how these things impact clinical outcomes and maybe how people integrate these things into their practice?

DR. FAIGEL: Well, if we're talking about small bowel capsule and bleeding, this is a serious problem for some patients who are requiring blood transfusions. I think that this, for iron deficiency for example which is a very, very common problem, I think it really highlights the importance of doing a complete evaluation in order to improve clinical outcomes. There were a number of follow-up studies presented at DDW, all fairly large, all with more than 100 patients again showing high diagnostic yields in the range of 50 to 70% and finding in general that if a significant lesion is found, allowing specific treatment, that follow-up bleeding was rare. On the other hand if a lesion -- if the capsule was completely normal, then in follow-up -- only about 10% would be found to continue to have bleeding. It seems to have good negative predictive value which is important, but also good positive predictive value in terms of being able to identify a lesion and then give a very specific therapy to try to get that patient to stop bleeding, and in fact that strategy does work.

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     Another thing I would like to just talk about where we were talking about bleeding is about double balloon enteroscopy because I think there has been a lot of questions as to how capsule and double balloon play together. This is a form of deep intubation of the intestine with an endoscope. This was developed in Japan, and in Japan they are reporting very deep intubations of the small intestine, in fact being able to see almost the entire if not the entire 22 feet of small intestine.

     There is a study from Germany on the double balloon enteroscopy, now this is more of a population that's similar to ours, a Western population. They only reported being able to get in about 5 feet into the small intestine rather than 22 feet. Now, in this study they did capsule endoscopy and double balloon enteroscopy. The capsule and double balloon agreed almost all the time as to what the lesions were. I think this shows that the role of capsule in the area of double balloon is going to be do a capsule first, use that capsule information to decide whether to use double balloon and also how to use double balloon because the endoscope can be inserted through the mouth or it can be inserted through the rectum and the colon. I don't think -- although a lot of people were sounding the death knell of small bowel capsule when double balloon came out, given the difficulties of doing double balloon and the expense, it is quite invasive and takes over an hour to do. I think this will not impact on my usage anyway of capsule endoscopy.

MARK GILREATH: Thank you, Dr. Faigel. I think we are hearing more consistently now that these are complementary technologies. Any other highlights that either one of you might like to mention from DDW before we turn it over to questions.

DR. FAIGEL: Yes, there was one other thing that I thought was really interesting. One of the things that Given has been doing is improving the way that their computers and their computer algorithms analyze the images. When the capsule first came out in 2001, it was regularly taking one to two hours for a physician to review a study. There have been steady improvements in the computer algorithms that look at the data so that you don't have to look at every single picture obtained during that eight-hour acquisition.

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     In Rapid 4, the current version of the software, they have something called the QuickView system. They also have the suspected blood indicator which we have had before. How quickly is a little different, and, Mark, you will have to correct me if I'm wrong on the technical details here, is that it is going at a very fast rate looking on average at about every 100th image. However, what it is doing is it's highlighting areas of interest that the computer through the computer algorithm is saying these are interesting areas. So when you go through QuickView, it is not just a random every 100th image. It is every 100th plus anything that it thinks is interesting. There was a study from Madrid looking at the QuickView and comparing it to sort of standard physician viewing, and they found that more than 90% of the important lesions were found on QuickView. That's really interesting to me. It doesn't mean you can get away without really doing the whole study, but I think it really highlights what is going to be capable of having our computerized algorithm systems doing to really improve physician review time without any decrease in the sensitivity of the capsule enteroscopy.

MARK GILREATH: I think with each new version of software we're seeing real gains in practice efficiency and now with Rapid 4, it has been a nice leap forward from Rapid 3. One other thing I did want to ask before we transition is I am not sure if you guys were participating in the plenary session and the final lectures from Drs. David Fleischer of Mayo Scottsdale and Robert Hawes, the President of the ASGE, and the Medical University of South Carolina, they each were closing the session really looking toward the future and the future of GI diagnostic imaging. Perhaps if one of you participated, if you could comment on the lectures.

DR. FAIGEL: I was there. I am a governing board member of the ASGE. This is the ASGE plenary session. Rob Hawes gave a lecture on disruption endoscopy, and that is very much informed by the book by Clayton Christianson, "The Innovators Dilemma" which I am sure many of our investors who are listening are more familiar with than I.

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     There has been a thought that diagnostic endoscopy, say putting a scope inside to make a diagnoses, is likely to be disrupted by less invasive, maybe easier to use, techniques that don't require a lot of operator skill, and certainly capsule endoscopy really kind of represents that. After all, this is just something that technically what do you do? You swallow a pill. So it is not very difficult, and the data that gets analyzed, you don't have to analyze it where the patient is -- it can kind of be analyzed anywhere at any time. Dr. Hawes really focused on this as likely to be a disruptive technology for diagnostic endoscopy. David Fleischer then kind of reviewed capsule endoscopy and some of the things that have been happening in it lately that will allow it to kind of take over what endoscopy does. He focused on -- two things that really stuck in my mind were number one, the ability to focus on a lesion. With an endoscope I can go and move -- I can steer my endoscope and I can look at a lesion and I can come back and forth and look at it again. The current versions of capsule endoscopy really don't have that ability. However, at the plenary session a type of a capsule endoscope that in fact was steer able albeit enormously large and was an ex vivo study was described. We do believe that it is going to be possible to have remote control capsule endoscopy.

     Paul Swain, from England, who is a big innovator in this area has previously described the ability to generate heat and provide cautery from a capsule and that's done through a chemical reaction and Dave Fleischer reviewed that, too, and said what's coming down the line is going to be capsule endoscopy for diagnosis, capsules that we're going to be able to control externally and capsules ultimately will be able to provide therapy.

MARK GILREATH: Thank you, Dr. Faigel. If there are no other comments, what I'd like to do now is turn it over to questions.

OPERATOR: Thanks you. Today's question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. I'd like to remind you that if you are on a speakerphone, please make

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     sure your mute function is turned off to allow your signal to reach our equipment. Once again, it's star one for questions.

     And we'll go first to Lee Brown with Merrill Lynch.

LEE BROWN: Good morning, everyone. And thank you for providing this update post-DDW. I just want to ask a question on PillCam ESO. First, I'll just state that I am in solid agreement with the conclusions on the double-balloon enteroscopy, I think several studies showed that not only was capsule endoscopy superior to DBE, but that they were in fact complimentary. But in terms of your statements on the PillCam ESO early on in this call about it being cost effective, I'm a bit taken back by that, because of there were two cost benefit analysis trials that were done, one particularly by a Dr. Gerson. And it showed that EGD was less expensive and more cost effective to CE.

     And then, secondly, I was just wondering what your thoughts were on string capsule endoscopy and how that might negatively impact Given.

DR. FAIGEL: Well, you know, the first thing is that the cost effectiveness assumes that a patient is willing to undergo both an endoscopy or a capsule endoscopy. The problem has been doing endoscopy in this population of patients, and getting them to comply with this and their getting referring positions to comply. So the cost effective treatment is the one that patients are willing to do. That different compliance rates with the different technologies has really not been taken into account.

     Now I'm not an economist, but if only 30 percent of the patients will have an EGD, but, 50 or 60 percent will have a capsule, then you're going to capture a whole bunch more patients that you're going to be able effect therapy with. Yes, the cost will be higher, but on the other hand, the

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     benefit will be higher too, because you'll have a whole bunch of patients who would never have gotten their beta block or never would have gotten their banding, had they not had the capsule.

     So, if we're going to look at head to head comparison, I think we're going to need to take into account whether patient compliance rates are likely to be the same. And I can just tell you for myself, I actually I have GERD and I actually swallowed a capsule rather than having an endoscopy just because it's so much more convenient. I think that is probably going to be true for varices as well where these patients are really hard to scope.

LEE BROWN: Yes, and I would agree that this sort of analysis is highly - of course, highly dependent on the variables. I don't know if you're familiar with the Gerson paper, but I'll just throw out a few variables and I'm curious if those were changed slightly if you would come to a different conclusion here. They talked about detection rate with capsule endoscopy needing to be at greater than 86 percent for cost effectiveness, everything else equal. Gerson assumes 78 percent, just interesting -I'd be interested to hear from you and from Given if they think they can achieve somewhere in terms of detection in the 86 percent vicinity.

DR. FAIGEL: I think that's true. Most of the - you know, most of the data we've seen are small studies and they have their inherent limitations. But in terms of proof of principle I think it's absolutely possible to achieve that rate with the current capsule. And, you know, they're making - they're going to have a new esophageal capsule, and a new ingestion - they all ready have a new ingestion protocol. And I think it's going to be better.

     I was going to say something else about cost, yes. OK. So now, also by cost analysis, if you've read on this, that actually the cheapest thing to do is to just put every cirrhotic on Propranolol. Propranolol is a beta blocker. It's very cheap. It's about the cost of aspirin. I think right now and just put them all on that. You know, you're a cirrhotic, just take a beta blocker. We don't do that because no one will take the stuff. It's very - it has a lot of side effects, particularly in cirrhotics.

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     And as an approach, while the model, which is not data, it's just a model suggests that it is the best way to go from a money point of view, when you try to actually do it in the real world it doesn't work.

LEE BROWN: Interesting. Along that line, and then I'll get off, because I need to let other people on here, so I apologize for that. But could you explain why someone would want to subsidize endoscopic band ligation? I'm not quite familiar with that. And that was also part of the study you just referenced.

DR. FAIGEL: Well band ligation, what that is, so you have these varicose veins, and if you do endoscopy, they look like this big blue snakes right underneath the surface under the lining of the esophagus. And what you do is you just - you put rubber bands on them. And this causes the blood to clot in them, and then they sluff off, and that will eradicate these varices And there are now studies - we've known that that's a good way to treat them when they're bleeding. And now there's studies both from the United States and abroad showing that they'll prevent, subsequent bleeding and lower mortality.

     The current recommendation is still for most patients to be - to go on pharmacotherapy with a beta blocker like Propranolol rather than the doing the banding, because the banding is more invasive and carries some risk. But certainly a lot, more and more patients are undergoing banding to prevent them from bleeding later.

LEE BROWN: OK. Thank you very much for your time. It's very much appreciated.

OPERATOR: We'll go next to Ed Shenkan with Needham & Company.

ED SHENKAN: Thanks again, Given for providing this forum, it's a good recap of DDW. I have a question for Dr. Kornbluth. On Crohn's when you have a patient that's been diagnosed with Crohn's, how

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     often subsequently do you monitor that patient with an endoscopy currently?
     And now that you have the capsule, and especially the AGILE capsule, how often to you expect to monitor those patients? And what impact do you think your colleagues - you know, how will they change their protocols?

DR. KORNBLUTH: OK. It's a great question. I think most of the monitoring we do on our patients are going to be clinical monitoring, you know, basically asking how the patient is doing in exam and labs, if they have a potential if they have a component of colonic disease, these patients will continue to be colonoscoped. If patients have the typical small bowel symptoms, we're not going to repeat capsules on a regular basis. If they have unexplained symptoms that we can't discern by the colonoscopy and peaking into the ileum, these are the patients that will get repeat capsules.

     Again, now that we have the AGILE capsule, I think we're going to be using the capsule for follow up more often. I wouldn't say that the majority of Crohn's patients will have capsules with repeat flares. I think it will be a minority of patients. But I think what was holding it back was the lack of something that could rule out a stricture, and now we have that.

ED SHENKAN: So now that you have the AGILE capsule, would you consider doing routine monitoring with the capsule in those patients once a year? Or you'll just ask the questions and look for symptoms like you described?

DR. KORNBLUTH: Yes, I don't think it will be done once a year. I think it's going to be based on clinical presentation whether we make a clinical diagnosis as we usually can. It's the patient with the unexplained symptoms that will get the capsule.

ED SHENKAN: And I have a question for Dr. Faigel. Attending DDW, I went to see your poster, where you compared the Olympus capsule to the Given capsule. And in your conclusion, one of the things you said was resolution and quality of images using Olympus software rated better than

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     resolution and quality of images using the Given Rapid 3. I wonder if you could just frame that for us, and tell us is that important for diagnostic capability? Do you think it might be?

DR. FAIGEL: Well, you know, the way the study was designed was that at after we're done reading every study, and they were read blindly, so for example, when I was reading them, I would read an Olympus capsule on patient A, but I would not read the Given capsule on patient A, somebody else did that. Every patient swallowed both capsules.

     At the end you'd rate the quality of the imaging, and, you know, that's how the data shook out. You know, my own take on it is that the Olympus image is very sharp. I believe it's using some type of a computer algorithm to sharpen up the edges, because they told me it's the same chip that's in the 160 series endoscopes, but it's a very different looking image than the ones we see on the 160 endoscopes.

     The problem I had was that everything looks very abnormal. You know you'd see all of these edges, and it tended to make the edges look red. And I had a hard time sometimes, telling was I looking at active bleeding or not. And that was my biggest problem looking at it. Remember, there's only 16 patients in that study, so it's hard to generalize. Looking at other types of pathology it seemed to pick it up as well as I would expect a capsule endoscope to do. So is it a PillCam, does it take pictures of the small intestine? Yes, it does. Is it better than the Given, particularly if you're going to look at like clinical relevance and clinical outcome? Very, very unlikely to be true.

ED SHENKAN: But you only did a couple of the patients in that 20 patient study it sounds like?

DR FAIGEL: Yes, right. Right. I mean it's a bigger study. We've reviewed more than we've reported, but I haven't seen the data though on the larger study.

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ED SHENKAN: What kind of review time, did you find, you know, comparing those two systems, was it similar?

DR. FAIGEL: We used two different dates software. The original software was very clunky and slow and it took over an hour. The software that they've shown at meetings is - rather similar to Rapid 3 in terms of how it works and about how fast you can go. So I'd say that their current software is very comparable to Rapid 3 in terms of review times.

ED SHENKAN: OK. That's helpful. And then the last question is about the protocol change, and Mark, maybe you'll help us to understand. Attending DDW, I did understand that you're changing the protocol for the ingestion of the esophageal capsule. Could you tell us why you're doing that? What better diagnostic outcomes do you expect as a result of that?

MARK GILREATH: I can comment on the white paper that was presented, and Dr. Faigel, I don't know if you've seen that white paper. Basically a team look at eight different scenarios of ingestion and selected one that was the optimal ingestion protocol. The primary driver there was to eliminate the bubbles, that were typically apparent around the Z line. And I think it's been very successful in doing that. But perhaps, Dr. Faigel can comment further.

DR. FAIGEL: Yes, I mean that's a - Mark is right, that sometimes there are bubbles right at the Z line. This is probably due to air refluxing up out of the stomach essentially micro burps if you will. And it kind of makes a little froth there, and it interferes with your ability to see the squamo-columnar junction where the squamous mucosa of the esophagus bumps into the pink columnar mucosa of the stomach. And you need to see that in order to tell whether there's Barrett's or not.

     Original protocol had patients lying on their back to swallow the capsule. And we were seeing bubbles. They actually did a study in patients in Israel with, like Mark said, I think it was eight

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     different protocols. And what they found was that a protocol with the patient lying, I want to say on the right side, is that right Mark?

MARK GILREATH: That's correct.

DR. FAIGEL: Yes, it's on the right side, gave them a better image. The reason why that's true is that the stomach is a left sided organ. When you ride - when you're on your -if you're on your left side and you drink water the water will then pool on the left side away from the esophagus because the esophagus is in the middle of your chest. If you're lying on your right side, though, then the water pools up right up against the bottom of the esophagus, and so there's no way the air can kind of percolate up there and form bubbles. In this little study, they found that they had much better imaging of the Z line and they were able to see, and if you divide it into quadrants they were able to see more quadrants of the squamo-columnar junction with this protocol. So I think that's likely to improve the detection rates for esophageal pathology, but, you know, of course, we don't know that that's true, but it's just a supposition which is probably right.

MARK GILREATH: And there was just one other element to the original protocol is the patient had to be lying down, I mean lying in a certain angle, and then a different angle. It was very difficult for the staff to be compliant to this more complicated procedure and now lying on the right side is much more simplified, and something we're able to reproduce more easily.

ED SHENKAN: So just to summarize gentlemen, you're finding with the new protocol, you get less bubbles. And you think you'll get better diagnostic capability, although that hasn't been confirmed.

DR. FAIGEL: Yes, it was less bubbles, but it was also they saw more of the Z line. So it wasn't just they saw more bubbles, they actually saw more of a relevant anatomic feature that they need to see.

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ED SHENKAN: Could you explain why it's important to see the Z line, please?

DR. FAIGEL: The esophagus is lined by squamous mucosa it's like the inside of your mouth. And when you look at it endoscopically it has sort of this pearly white appearance to it. The stomach is columnar mucosa and it's pink. Barrett's esophagus is columnar mucosa like the stomach it's pink also. To diagnose Barrett's esophagus what you want to see is that line. The Z line is where the squamous mucosa and the columnar mucosa meet. And you want to see that there are tongues and extensions of this pink lining up into the tubular esophagus.

     In order to do that, you need to be able to see the Z line, and say that's a normal Z line, as opposed to seeing this pink lining extending up into the esophagus.

ED SHENKAN: That's helpful. And to make a definitive diagnosis, do you need to do a biopsy then for Barrett's?

DR FAIGEL: Absolutely. You cannot biopsy - you cannot make a diagnosis of Barrett's without a biopsy showing what's called intestinal metaplasia.

ED SHENKAN: As a follow up from the esophageal capsule, you'll do a biopsy then with the scope, is that right?

DR. FAIGEL: Right. So the protocol would be do esophageal capsule. If that's abnormal, then the patient gets referred for an upper endoscopy with biopsy.

ED SHENKAN: When you do the scope of the esophagus, do you typically go past the esophagus and look at more anatomy? Or do you usually not?

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

DR. FAIGEL: No. You always do a full and complete upper endoscopy. And that means looking at the esophagus, the stomach and the first part of the small intestine called the duodenum.

ED SHENKAN: So now that we're looking at a disruptive technology, the ESO pill, it only takes pictures of the esophagus. Is that less favorable compared to what you're doing then, since it's - you know, you're viewing less anatomy?

DR. FAIGEL: I mean it's less imaging of the GI tract, absolutely. And pathology of the stomach and the intestine can and will be missed. The question, you know, one of the questions is, of course, is endoscopy for Barrett's where you look at the stomach or the duodenum is that really more than you need? In most patients who have just typical heartburn symptoms, who don't have any warning symptoms. They're not bleeding. They're not having a lot of pain. They're not having weight loss. They just have uncomplicated reflux symptoms. Then probably more than just an esophagoscopy or looking at the hiatal hernia is probably more than they really need. And that's why capsule might be able to fit in there.

     We do need data, which is probably going to need to come very large post marketing studies looking at, you know, what kinds of pathologies are missed in the stomach and the duodenum, how often that happens, and whether it's clinically relevant. My sense as a gastroenterologist is that in the uncomplicated heartburn patient that it's very rare to see relevant pathology in the stomach and duodenum. But that's an opinion.

ED SHENKAN: Thanks, again, Given for putting this on. It's very helpful.

OPERATOR: We'll go next to Stanford Rothschild with Rothschild Capital
     Management.

STANFORD ROTHSCHILD: Yes, thanks. I wondered whether there was a patency or AGILE capsule being developed, or already developed by Olympus and whether Given has any protection on theirs?

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

DR. KORNBLUTH: I'm not aware whether a patency is being developed by Olympus at all. I have no knowledge of that whatsoever.

MARK GILREATH: Nor do we at Given.

STANFORD ROTHSCHILD: OK. Thanks.

OPERATOR: We'll go next to Mark Miller with RBC Dain Rauscher.

MARK MILLER: Good morning, gentlemen. In reading what I've read, there would seem to be a reluctance of physicians to use the pill in general. Are you finding them to be more receptive to this?

DR. KORNBLUTH: I'll address this from a Crohn's point of view. I think with the AGILE, it really lowers the barrier to use for a very broad population of patients. I think the other area that I didn't touch upon, but is a huge potential market that is just starting to be studied is Celiac disease, because there are those patients that can be easily screened with serologies which are just blood tests that are very non-invasive. And if those patients have duodenal biopsies, which Dr. Faigel mentioned is part of every upper endoscopy, they generally undergo biopsies and that's been considered the gold standard and if they have a negative biopsy with a positive serology, and the serology was until now considered a false positive.

     But what we're finding with some of these patients is that they have downstream endoscopic or capsule lesions that probably make the diagnosis of Celiac even in the absence of positive duodenal biopsies. So it might be that the very large number of patients whom we biopsy for Celiac disease and who are negative, will now have capsule endoscopy to see if they can be picked up to have Celiac disease. In Celiac disease is sort of ideal for capsule because there's no concern whatsoever of strictures, so I think that will open another huge potential market, which

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

     in fact is probably bigger than inflammatory bowel disease, if we have some prospective studies come back with the sort of similar finding that we've seen in some of these smaller series.

DR. FAIGEL: And I'd just like to comment on that too. I think the reluctance or enthusiasm for capsule parallels the clinical experience, and the amount of data, and the number of publications for each capsule application. For example, in obscure GI bleeding, where you're thinking about something bleeding in the small bowel intestine and you're doing a small bowel capsule, I don't think there's any reluctance at all. And I think the enthusiasm kind of decreases with the experience. So I think the next most enthusiastic area is IBD, where there's data, but not as much in bleeding. And it goes down from there with esophageal and emerging things like Celiac or looking for tumors in high risk patients. And, you know, I think a lot of that will change as more and more data comes out, will clarify the role of capsules in very specific disease entities. And then, that will tell us whether we're going to do a lot of them or a few of them.

MARK GILREATH: Yes, let me just add to that. I think in the past month, it was really helpful for many physicians to see the ASGE provide a technology update. And Dr. Faigel since you're part of that leadership, perhaps you can comment on how physicians perceive that.

DR. FAIGEL: Well, you know, it's a review of the technology. I'll just discuss how they're created. We have a committee called the technology committee and they review the literature and prepare documents, which is then reviewed by the governing board, which is what I'm a member of. And then, based on input from the governing board, which basically serves as the editors, you know, a statement comes out regarding it.

     What's nice about these things is they're very concise, evidence-driven reviews of the technology and also of the data looking at efficacy and comparative studies. And, you know, this is the most recent one from our organization, so it has the most up-to-date data. I think physicians look to this.

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

     We also have another committee called the standards of practice committee. And we have a guideline on the evaluation of obscure GI bleeding for example that heavily references and refers to capsule endoscopy and recommends its appropriate use.

MARK GILREATH: Yes, I think that the other important piece for us all to be aware of is that that statement from the society which was absent until this last month with such update on expanded indications will be an important factor as payers consider reimbursement across the country, Medicare, and non Medicare.

MARK MILLER: Regarding this new market you just mentioned, what would have to take place for you to actually consider working it into your future estimates?

DR. KORNBLUTH: OK. So I'm not in a position to give you information in terms financial estimates but I can tell you that if there are a couple of prospective series that come forward, and I'm aware of at least one that's being submitted for publication now, that indicate that there are findings that are positive, that are not visible or biopsiable with a standard upper endoscopy and that can impact on the treatment of these patients, which is essentially low risk which is a gluten-free diet.

     And if you ask is it so low risk that we should just treat patients empirically with a gluten-free diet, I can tell you even though it's low risk, it's quite a burden to tell people they can't have wheat, barley and rye. To put it in context, that means you can't have bread or pizza, or maybe for some people most importantly, you can't drink beer. So you're not going to put a lot of people on a gluten-free diet without a firm diagnosis. And again, it's an easy diagnosis to make. If you think of it, there's this very prevalent concept that we're just quote unquote at the tip of the iceberg, and that the Celiac disease population in this country is probably about one in 120 people have undiagnosed Celiac which might be full blown with a lot of diarrhea, abdominal pain and bloating, what we might otherwise have called irritable bowel. Or there are people with much more subtle

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

     Celiac disease that we're just not picking up on biopsies, when our biopsies are limited to the proximal duodenum. And you can do the arithmetic, if it's prevalent in more than 120 people or so, who don't have a blown syndrome there's a huge potential market for screening patients with capsule.

DR. FAIGEL: And just to touch on it too. I think there's also a potential application, the follow up of patients with Celiac disease. It's very hard to stay on this diet. Patients often will relapse, you don't know why they're relapsing. And Celiac disease carries a cancer risk for both lymphoma and adenocarcinoma of the small intestine. And frequently, these patients have to undergo repeat endoscopies looking for why they are still symptomatic. And it may be that capsule will have a role in the follow up of these patients as well.

MARK MILLER: Do you have any idea when there might be some follow up regarding these studies, that you could present to us?

DR. KORNBLUTH: Well I could tell you that in terms of Celiac Sprue, there's the working group that's going to be meeting in Paris in about two weeks, which is a follow up from a large consensus group that met in Florida about six weeks or two months ago. And they're going to have a consensus statement come out shortly after that. And knowing the preliminary consensus statement is that capsule will definitely have a role in a large subset of patients. And again, we've probably vastly under-screened patients with irritable bowel, which is a huge population of potential capsule patients. I think there's going to be a strong consensus that the capsule does have a additive role to what we've traditionally done, which is a serology and a biopsy.

OPERATOR: We'll take our next question from Yair Reiner with CIBC.

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

YAIR REINER: Hello, thanks again, for making yourselves available to us. A couple of questions, first of all in the AGILE capsule, can you give us a sense of what the cost is right now for the capsule? And whether insurance companies are reimbursing for it?

MARK GILREATH: The cost of the product is $100. And reimbursement is on a case-by-case basis.

YAIR REINER: OK. I wanted to ask both doctors, if you're noticing more awareness on the part of your patients about capsule endoscopy, and whether you have patients coming in who are actually requesting it and seeing if it's available for their perspective conditions.

DR. KORNBLUTH: I'll address from the Crohn's point of view, is that patients are aware of it. They need to have the doctor indicate to them that it's an appropriate test that is beyond the standard small bowel series. I could tell you that uniformly patients who have had small bowel series don't want to repeat those again. And if they've had a diagnosis of Crohn's made with small bowel and now they're having symptoms that we can't explain, they would jump at the opportunity to have a capsule study instead of a small bowel series.

     In terms of CAT Scan to image of small bowel, I think there's big strides being made there, but there is a substantial cost with the CAT Scan of the abdomen and very substantial radiation exposure. The biggest barrier in my mind is using in Crohn's patients was the concern about strictures, even if it's only about five to seven to eight percent. But I think with the AGILE capsule, we could eliminate that concern to a very, very large degree.

YAIR REINER: Good. Thank you very much.

OPERATOR: And today's final question is a follow-up from Lee Brown with Merrill
     Lynch.

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

LEE BROWN: Hey, thanks very much for fitting me in. There was a statement made that the Olympus software and interface was on par with the Rapid 3.0. Is it fair then, to say - to characterize the Olympus interface and software as perhaps inferior to the Rapid 4.0 which is the latest iteration for Given?

DR. FAIGEL: Well first of all when I say it's on par, I'm just talking about image, being able to look at the pictures, find images, do that sort of in a quick way and select images for thumbnails. Being able to that, it's similar to Rapid 3. There are other things that Rapid does like as a report generator and things like that that they're still working on. So there are other things about it that are not quite there yet. But, I'm telling you the sort of the beta stuff. And I'm sure it will be - my guess it will be complete - when they start delivering systems in the United States it will be completely comparable to Rapid 3.

     Whether it's better or worse than Rapid 4, Rapid 4 has some developments, primarily in how the images are displayed, and the algorithms and how fast you can go through that are better than Rapid 3 but there's no head to head comparison to the Olympus. You know, it's just sort of a supposition, you know. A equals B. C is better than B. So C must be better than A. I mean it's just sort of mathematical.

LEE BROWN: Sure. And then just lastly, and thanks again for the call, the studies that say that the real time imaging is a benefit for Olympus I guess I'm just curious how you feel about that, since I would expect the majority of these procedures to be on an outpatient basis.

DR. FAIGEL: I mean Olympus is - apparently is going to have - you know, you'll automatically get the real time imager when you buy a system. I think Given, you have to buy it as an add on. Given has one too. So I mean I they both have it.

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

LEE BROWN: I guess the question is, do you see it as a benefit? I mean is there a reason to have it, I suppose?

DR. FAIGEL: Sure. I think there's a reason to have it. For example, if you want to know if the thing has gotten out of the stomach and whether you need to do something to get it from the stomach into the small intestine. I think the most common reason to have a failed small bowel capsule is because it didn't leave the stomach. And that would allow you after a couple of hours to take a quick picture and see if it's in the stomach or not.

     And similarly, you could, you know, at four hours see if it's in the colon, and if it is then the patient is done and they can go home. They don't have to hang out. I don't like letting my patients, you know, wander around the city with five or $10,000 worth of my equipment on them. So I make them stay pretty close to the facility here.

LEE BROWN: Interesting. I wasn't aware of that. OK. Well thank you very much.

DOUGLAS FAIGEL: That's my practice anyway.

OPERATOR: And that concludes the question-and-answer session. I'd like to turn the conference back to Mr. Gilreath for any concluding remarks.

MARK GILREATH: Thank you very much. I just want to say thank you to Drs.
     Kornbluth and Faigel for joining us today. We look forward to providing clinical updates following the European ICCE meeting in Paris which will be in early June and also the ACG and UEGW meetings later this year. Thank you very much.

OPERATOR: This concludes today's conference call. We thank you for your participation and you may now disconnect.

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